03 FEB 10 AM 7:21

Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

February 5, 2003

03003701

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Ms. Amy O'Brien

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Brief Statements of Quarterly Financial Results dated February 4, 2003 (Consolidated basis. USGAAP) [in English].

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Tetsuro Fukumoto
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3469, fax: 81(3)-5166-6292).

February 4, 2003

Consolidated quarterly results 2002 (Third quarter ended December 31, 2002)

[Prepared on the basis of accounting principles generally accepted in the United States of America]

Sumitomo Corporation

Stock Exchange code No. 8053
(The first sections of Tokyo and Osaka Stock Exchanges)
President & CEO, Motoyuki Oka
For further information contact:
Keiji Nakajima, Corporate Communications Dept. Tel.+81-3-5166-3089
Makoto Nakamura, Accounting Controlling Dept. Tel.+81-3-5166-3354
(URL http://www.sumitomocorp.co.jp/english)

1. Consolidated results for the nine-month period (April 1, 2002-December 31, 2002)

	Nine months ended December 31, 2002			Nine months ended Dec. 31, 2001	increase/ (decrease)	Annual Projection Year ending Mar. 31, 2003 (announced in Oct. 2002)
	Total	Six months ended Sep.30, 2002	Three months ended Dec.31, 2002			
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
Total Trading Transactions	6,542,937	4,568,536	1,974,401	6,989,956	(447,019)	9,500,000
Gross Trading Profit	356,567	237,574	118,993	350,901	5,666	510,000
Operating Income	57,522	38,722	18,800	55,127	2,395	100,000
Net Income	36,617	21,407	15,210	29,437	7,180	55,000

	As of Dec.31, 2002	As of Mar.31, 2002	increase/ (decrease)
	(millions of yen)	(millions of yen)	(millions of yen)
Total Assets	4,908,849	4,852,554	56,295
Total Shareholders' Equity	629,581	650,366	(20,785)
Shareholders' Equity Ratio	12.8%	13.4%	(0.6 pt)

Notes 1) These consolidated results are prepared on the basis of accounting principles generally accepted in the United States of America.
2) The results of the third quarter are not audited by independent public accountants.
3) Third quarter : Number of consolidated subsidiaries; 535, Number of equity method applied associated companies; 192
Previous fiscal year : Number of consolidated subsidiaries; 523, Number of equity method applied associated companies; 197
4) Amounts are rounded to the nearest million.
5) Operating income is presented in a manner customarily used in Japan solely for Japanese investors purpose.

2. Operating results for the nine-month period (April 1, 2002-December 31, 2002)

The Companies' consolidated total trading transactions for the nine months ended December 31, 2002 was 6,542.9 billion yen, a 6.4% decrease from the same period of the previous year. This was due to weak demand in domestic market, continued withdrawal from less profitable businesses, and deconsolidation of certain subsidiaries.
Gross trading profit increased by 5.7 billion yen to 356.6 billion yen. By segment, in Materials & Real Estate, sales of condominiums in Tokyo Metropolitan area showed strong performance and Transportation & Construction Systems increased due to expanding automobile dealership and financing business in Europe.
Selling, general and administrative expenses increased by 5.1 billion yen, while reversal of provision for doubtful receivables increased by 1.8 billion yen. In addition, interest expense and equity in earnings of assoicated companies, net improved. As a result, net income for the nine months ended December 31, 2002 totaled 36.6 billion yen, an increase of 7.2 billion yen or a 24.4% increase from the same period of the previous year.

Caution Concerning Forward-looking Statements

This report includes "forward-looking statements" so that the investor can better understand a company's future prospects and make informed investment decisions. Since these forward-looking statements are the management's present expectations of future events, they are inherently susceptible to uncertainty and changes in circumstances. Therefore, the reader is advised not to put undue reliance on these statements, and the company is under no obligation — and expressly disclaims any such obligation —to update or alter its

Statements of Consolidated Income

Nine-month periods ended December 31, 2002 and 2001
(Unaudited)

	Millions of yen				Millions of U.S. Dollars
	2002			2001	2002
	Six months ended September 30	Three months ended December 31	Nine months ended December 31	Nine months ended December 31	Nine months ended December 31
Total trading transactions	¥ 4,568,536	¥ 1,974,401	¥ 6,542,937	¥ 6,989,956	$ 54,524
Gross trading profit	¥ 237,574	¥ 118,993	¥ 356,567	¥ 350,901	$ 2,971
Other income (expenses) :					
Selling, general and administrative expenses	(201,875)	(99,407)	(301,282)	(296,180)	(2,511)
Reversal of provision (provision) for doubtful receivables	3,023	(786)	2,237	406	19
Interest expense, net of interest income	(3,114)	(1,828)	(4,942)	(11,330)	(41)
Dividends	3,449	1,381	4,830	4,987	40
Gain (loss) on marketable securities and investments, net	(9,037)	262	(8,775)	21,751	(73)
Gain on sale of property and equipment, net	3,909	37	3,946	435	33
Other, net	2,005	1,204	3,209	(12,911)	27
Total	(201,640)	(99,137)	(300,777)	(292,842)	(2,506)
Income before income taxes, minority interests in earnings of subsidiaries, and equity in earnings of associated companies	35,934	19,856	55,790	58,059	465
Income taxes	(15,216)	(7,020)	(22,236)	(25,634)	(185)
Income before minority interests in earnings of subsidiaries and equity in earnings of associated companies	20,718	12,836	33,554	32,425	280
Minority interests in earnings of subsidiaries, net (after income tax effect)	(2,947)	(1,393)	(4,340)	(3,119)	(36)
Equity in earnings of associated companies, net (after income tax effect)	3,636	3,767	7,403	131	61
Net income	¥ 21,407	¥ 15,210	¥ 36,617	¥ 29,437	$ 305

Disclosure of Comprehensive Loss

Net income for the period	21,407	15,210	36,617	29,437	305
Other comprehensive income (loss), net of tax:					
Net unrealized holding losses on securities available for sale	(11,740)	(25,322)	(37,062)	(59,373)	(309)
Foreign currency translation adjustments	(14,295)	2,742	(11,553)	6,202	(96)
Net unrealized gains (losses) on derivatives	40	47	87	(933)	1
Comprehensive loss	¥ (4,588)	¥ (7,323)	¥ (11,911)	¥ (24,667)	$ (99)

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥120=US$1.

Condensed Consolidated Balance Sheets

December 31, 2002 (Unaudited) and March 31, 2002

	Millions of Yen		Millions of U.S. Dollars
	December 31, 2002	March 31, 2002	December 31, 2002
ASSETS			
Current assets:			
Cash and cash equivalents, time deposits, and marketable securities	¥ 472, 280	¥ 290,163	$ 3, 936
Receivable-trade, less allowance for doubtful receivables	1, 458, 810	1,513,651	12, 157
Inventories	406, 193	406,615	3, 385
Other current assets	227, 529	204,706	1, 895
Total current assets	2, 564, 812	2,415,135	21, 373
Investments and long-term receivables, less allowance for doubtful receivables	1, 358, 367	1,465,937	11, 320
Property and equipment, at cost less accumulated depreciation	757, 974	776,346	6, 316
Other assets	227, 696	195,136	1, 898
Total	¥ 4, 908, 849	¥ 4,852,554	$ 40, 907
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term debt and current maturities of long-term debt	¥ 1, 083, 702	¥ 1,130,356	$ 9, 031
Payables-trade	864, 337	864,880	7, 203
Other current liabilities	237, 684	225,381	1, 980
Total current liabilities	2, 185, 723	2,220,617	18, 214
Long-term debt, less current maturities, other long-term liabilities and minority interests	2, 093, 545	1,981,571	17, 446
Shareholders' equity:			
Common stock	169, 439	169,439	1, 412
Additional paid-in capital	189, 548	189,548	1, 580
Retained earnings			
Appropriated for legal reserve	17, 686	17,686	147
Unappropriated	326, 032	297,927	2, 717
Accumulated other comprehensive income (loss)			
Net unrealized holding gains (losses) on securities available for sale	(13, 204)	23,858	(110)
Foreign currency translation adjustments	(58, 328)	(46,775)	(486)
Net unrealized losses on derivatives	(854)	(941)	(7)
Treasury stock, at cost	(738)	(376)	(6)
Total shareholders' equity	629, 581	650,366	5, 247
Total	¥ 4, 908, 849	¥ 4,852,554	$ 40, 907

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥120=US$1.

Segment Information

Nine-month periods ended December 31, 2002 and 2001 (Unaudited)

Operating segments:

2002:

Segment	Millions of Yen			
	Total trading transactions	Gross trading profit	Net income	As of December 31 Segment assets
Metal Products	¥ 674,573	¥ 27,709	¥ 6,664	¥ 325,911
Transportation & Construction Systems	932,921	63,825	6,406	765,389
Machinery & Electric	938,825	13,459	(2,069)	399,016
Media, Electronics & Network	265,721	27,309	(4,123)	242,001
Chemical	286,283	17,689	2,036	179,711
Mineral Resources & Energy	1,004,302	22,899	2,662	284,683
Consumer Goods & Service	653,490	64,253	3,583	290,834
Materials & Real Estate	306,998	37,441	5,934	436,968
Financial & Logistics	79,989	10,678	1,129	159,081
Domestic Regional Business Units, Offices and Branch Offices	948,120	37,363	884	555,914
Overseas Subsidiaries and Branches	818,182	41,590	4,531	496,316
Segment Total	6,909,404	364,215	27,637	4,135,824
Corporate and Eliminations	(366,467)	(7,648)	8,980	773,025
Consolidated	¥ 6,542,937	¥ 356,567	¥ 36,617	¥ 4,908,849

2001:

Segment	Millions of Yen			
	Total trading transactions	Gross trading profit	Net income	As of March 31 Segment assets
Metal Products	¥ 679,141	¥ 27,832	¥ 4,283	¥ 314,112
Transportation & Construction Systems	858,864	56,566	3,778	738,215
Machinery & Electric	1,200,362	20,149	2,096	421,239
Media, Electronics & Network	338,005	31,430	538	291,370
Chemical	315,080	18,717	929	204,780
Mineral Resources & Energy	859,593	22,200	2,116	266,705
Consumer Goods & Service	682,944	60,268	1,584	277,404
Materials & Real Estate	443,495	28,419	1,876	480,349
Financial & Logistics	76,211	9,680	344	152,510
Domestic Regional Business Units, Offices and Branch Offices	1,150,355	39,741	2,358	590,681
Overseas Subsidiaries and Branches	773,247	43,701	6,889	477,281
Segment Total	7,377,297	358,703	26,791	4,214,646
Corporate and Eliminations	(387,341)	(7,802)	2,646	637,908
Consolidated	¥ 6,989,956	¥ 350,901	¥ 29,437	¥ 4,852,554

2002:

Segment	Millions of U.S. Dollars			
	Total trading transactions	Gross trading profit	Net income	As of December 31 Segment assets
Metal Products	$ 5,621	$ 231	$ 56	$ 2,716
Transportation & Construction Systems	7,774	532	53	6,378
Machinery & Electric	7,824	112	(17)	3,325
Media, Electronics & Network	2,214	228	(34)	2,017
Chemical	2,386	147	17	1,497
Mineral Resources & Energy	8,369	191	22	2,372
Consumer Goods & Service	5,446	535	30	2,424
Materials & Real Estate	2,558	312	49	3,641
Financial & Logistics	667	89	9	1,326
Domestic Regional Business Units, Offices and Branch Offices	7,901	311	7	4,633
Overseas Subsidiaries and Branches	6,818	347	38	4,136
Segment Total	57,578	3,035	230	34,465
Corporate and Eliminations	(3,054)	(64)	75	6,442
Consolidated	$ 54,524	$ 2,971	$ 305	$ 40,907

The U.S. Dollar amounts represent translations of Japanese yen amounts at the rate of ¥120=US$1.